# Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), MG Teixeira Inc, a Connecticut corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

## 1. Interpretation

### 1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Boston Private Bank and Trust Company.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.
- "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

### 1.2. Headings

The headings in this Agreement do not affect its interpretation.

### 1.3. Singular and plural

References to the singular include the plural and vice versa.

# 2. Account

### 2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

### 2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

### 2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

# 3. Services of the Record Owner

### 3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

### 3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

### 3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

## 3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective dateof the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

## 3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 4 shall cease to be true and correct.

# 4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

# 5. Representations and Warranties

## 5.1 Investor's representations

Investor represents and warrants that:

- Investor is the beneficial owner of the Shares;
- Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
- This Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the

rules or any order, charge or agreement by which Investor is bound.

## 5.2  The Record Owner's representations and warranties

The Record Owner represents and warrants to Investor that:
- this Agreement has been duly authorized, executed and delivered on the Record Owner's behalf and constitutes the Record Owner's legal, valid and binding obligation; and
- the execution, delivery and performance of this Agreement by the Record Owner does not and will not violate any agreement by which the Record Owner is bound.

# 6. Fees and Expenses

## 6.1 Fees

The Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal and the Record Owner. There are no fees payable by the Investor.

# 7. Scope of Responsibility

## 7.1 Exclusion of liability

The Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

## 7.2 Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

## 7.3 Exculpation in respect of offering documents

The Record Owner and its officers, directors, employees, agents and sub-record owners, if any, shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than the Record Owner including, but not limited to, statements contained in any material relating to the offering and sale of Shares.

# 8. Termination

### 8.1  Method

The Record Owner may terminate this Agreement by giving not less than 60 Business Days' prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days' prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

### 8.2 Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

### 8.3  Website

Effective upon the Termination Date, Investor's use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

# 9. Notices and Recordkeeping

### 9.1 Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

### 9.2  Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

MG Teixeira Inc
mannyteixeria@gmail.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

# 10.  General

### 10.1 No advice

The Record Owner's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

### 10.2 Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to

assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless the Record Owner otherwise agrees in writing.

### 10.3 Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

### 10.4 Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

### 10.5 Entire agreement

This document represents the entire agreement of the parties, and supersedes any previous agreements and understandings among the parties relating to the subject matter of this Agreement.

### 10.6 Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

### 10.7 Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

## 10.8 Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.  The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.